KENNETH L. CUTLER
(612) 340-2740
FAX (612) 340-2868
cutler.ken@dorsey.com

July 6, 2007

Assistant Director	VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Attn: Ms. Peggy Fisher

Re:	EnteroMedics Inc.
Registration Statement on Form S-1
Filed May 25, 2007
File No. 333-143265

Dear Ms. Fisher:

On behalf of EnteroMedics Inc. (“EMI”, or the “Company”), submitted herewith for filing is Amendment No. 1 to the registration statement referenced above (the “Amendment”). EMI is filing this Amendment in response to comments contained in a letter dated June 26, 2007 (the “Comment Letter”) from Peggy A. Fisher, Assistant Director of the Securities and Exchange Commission (the “Commission”). For your convenience, we are sending a copy of this letter, the Amendment and supplemental materials in the traditional non-EDGAR format, including a version of the Amendment that is marked to show changes to the initial registration statement.

Set forth below are the responses to the Comment Letter provided to us by EMI. For ease of reference, each comment contained in the Comment Letter appears directly above EMI’s corresponding response.

Prospectus Cover Page

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. Also note that we may have additional comments after you include this information.

Response: We note the Staff’s comment and hereby confirm that any preliminary prospectus that EMI circulates will include all non-Rule 430A information, including a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.

Graphics

2.	Please provide us with copies of your graphics so we can evaluate them.

Securities and Exchange Commission

July 6, 2007

Response: We note the Staff’s request and have revised the prospectus to include the graphics that we intend to use. Please see the Outside Front Gate, the Inside Front Gate and the Inside Front Cover.

Prospectus Summary

3.	We note your reference to “significant and sustained” weight loss at the end of the first paragraph. Given the limited clinical data and the short time of your clinical trials, expand to provide the basis for this statement. Also clarify that you do not know if you will meet the FDA efficacy criterion in order to obtain FDA approval.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 1 of the Amendment. We have noted in the risk factors appearing on page 4 that we do not know if we will meet the FDA efficacy criterion in order to obtain FDA approval.

The Obesity Epidemic, page 1

4.	Please furnish marked copies of studies that support the statistics cited, and tell us whether all industry data you cite in your document is publicly available. Also tell us whether:

•	you commissioned the industry reports;

•	the industry reports were prepared for use in your registration statement;

•	you are affiliated with the sources of the industry reports; and

•	the sources of the reports consented to being identified and to your use of their data in this registration statement.

Response: We note the Staff’s request and confirm that we are providing the Staff supplementally with copies of the industry reports cited throughout the prospectus. Copies of these reports with the relevant sections marked that support the data included in the prospectus and the page number of the prospectus will be sent via Federal Express to the Staff’s attention on the date hereof. The only data that is referenced in the registration statement but not publicly available without purchase is the report purchased from Frost and Sullivan (receipt is included in reference binder).

The information from sources that are not publicly available was obtained for a nominal fee, thus no consent was obtained or required pursuant to Section 436 of Regulation C. In addition, the Company advises the Staff that no such report was prepared specifically for the Company’s use and we are not affiliated with the sources of the industry reports. While we have not commissioned any industry reports, we did use a data analysis firm to assess federal data from the Centers for Disease Control and the Behavioral Risk Factor Surveillance System (BRFSS) that, in conjunction with US Census Bureau data, allowed us to calculate the number of adult Americans by BMI category. Using this data we were further able to ascertain the number of surgical candidates within this group that meet our general criteria: BMI between 40 and 45, or BMI of 35 to 40 with at least one co-morbid condition. It is from this analysis that we are able to determine that 76% of the US Adult population with a BMI of 35 to 40 have a co-morbidity such that they, and their 40+ BMI counterparts, may be eligible for bariatric surgery given current medically acceptable criteria.

Securities and Exchange Commission

July 6, 2007

5.	We note that you make numerous claims regarding the expected safety and efficacy of your product, including that the Maestro System is a “safe, effective and less-invasive therapy.” It is our understanding that until the FDA has reached conclusions on the safety and efficacy of your product candidates, FDA regulations prohibit such promotional statements. Please remove from your prospectus statements that are inconsistent with the FDA regulations.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on pages 2 and 48 of the Amendment. Moreover, we respectfully submit that the language referring to “safe, effective and less-invasive therapy” is intended to describe the characteristics of the existing market that we are developing our product to address. Consistent with FDA regulations, we do not make these statements regarding our products under development.

6.	Revise the second paragraph to disclose the countries where your international clinical trials took place and the duration of the clinical trials. Also, reconcile the disclosure here with that on page 54 regarding complications.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on pages 1 and 45 of the Amendment.

7.	Please disclose what other steps you will need to take before you can commercialize your product in the event that you obtain FDA approval.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on pages 1, 60, 61 and 64 of the Amendment.

8.	In the last paragraph on page 3, revise to break out your most material risks into bulleted paragraphs in order to balance the disclosure in the summary.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on pages 3 and 4 of the Amendment.

Risk Factors, page 8

We depend on clinical investigators..., page 12

9.	Expand to disclose here or in a separate risk factor the right of Mayo Clinic to terminate the license agreement which appears to cover the medical technology for your future products.

Securities and Exchange Commission

July 6, 2007

Response: We note the Staff’s comment. While we have licensed-in four obesity-related patent applications from Mayo Clinic, none of these patents cover medical technology relating to our VBLOC technology. In light of this, we respectfully feel that it would not be appropriate to insert a risk factor relating to the right of Mayo to terminate this license agreement.

Dilution, page 31

10.	We note the last paragraph stating that more than 21 million shares underlying options and warrants are not included in your calculations. Expand to disclose what the dilution would be if you assume that all outstanding options and warrants were exercised. Also disclose how the numbers and percentages in the table on page 32 would change, based on that assumption.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 32 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Adoption of SFAS No. 123R, page 36

11.	We note that on page 37 you refer to using valuations performed by an “unrelated valuation specialist,” when determining fair value of your common stock. Please revise the filing to name the independent valuation expert here and in the Experts section, and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Response: The Company has revised the Registration Statement to include the name of the unrelated third-party valuation firm. Please see the revisions on pages 37 and 116 of the Amendment. The Company has filed the consent of the independent appraiser as Exhibit 23.3 to the Amendment.

Liability and Capital Resources, page 40

12.	Revise to define, in greater detail, the financial and other covenants that you are required to maintain under your loans and notes payable agreements.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 41 of the Amendment.

13.	We note that you entered into a research and license agreement with the Mayo Foundation. If this agreement has had or is expected to have a material impact on your results of operations or liquidity, Management Discussion and Analysis should describe and quantify the known or expected impact the agreement will have on your financial statements. We may have further comment.

Securities and Exchange Commission

July 6, 2007

Response: We note the Staff’s comments. Please refer to our response to comment 53. We respectfully believe that the items discussed within the Comparison of the Three-Month Periods Ended March 31, 2006 and 2007 subsection of the Results of Operations section on pages 38 and 39 and those discussed in the Contractual Obligations subsection of the Liquidity and Capital Resources section on page 43 adequately disclose the expected impact of the Mayo Foundation agreement at the present time.

VBLOC-EC Trial, page 54

14.	Expand to state the date you commenced this study. Explain why the weight loss for those in this study is so much higher at the 3 month and 6 month periods for their participation in the first study than the averages shown in the table at the bottom of page 53 for the entire group.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on pages 55 and 56 of the Amendment.

15.	We also note that those in the EC trial received diet, behavior modification and exercise advice. Explain how you will be able to determine the effect these additional weight loss techniques will have on efficacy of your medical therapy. Provide similar disclosure with regard to the VBLOC-RF2 trial.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on pages 55 and 56 of the Amendment.

Mayo Clinic Relationship, page 58

16.	Expand to describe the material terms of your agreement with Mayo Clinic and the extent to which it is responsible for developing the medical technology that will be used in your future products and its expected role in future clinical trials.

Response: We note the Staff’s comment and have revised the prospectus to expand the description to describe the material terms of our agreement with Mayo Clinic. Please see page 59 of the Amendment. As we have described in the Amendment, terms of the agreement do not cover development of medical technology that will be used in our planned future products. Mayo Clinic Rochester has indicated that it will not participate in future clinical trials, although other Mayo Clinic locations may participate in our future clinical trials. No determination has been made at this point as to the role of Mayo Clinic in these future clinical trials.

Medical Advisors, page 58

17.	Disclose the compensation and share ownership provided by the registrant to your medical advisors.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 60 of the Amendment.

Securities and Exchange Commission

July 6, 2007

Intellectual Property, page 62

18.	Please disclose the duration of the material patents.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 63 of the Amendment.

Clinical Trials, page 65

19.	Please disclose any material conditions to the IDE approval from the FDA. Add risk factor disclosure if appropriate.

Response: We note the Staff’s comment. The FDA approved our IDE Application in a letter dated June 22, 2007 with no further material conditions. Please see the revisions on page 66 of the Amendment. In light of this, we respectfully feel the addition of risk factor disclosure would not be appropriate.

Executive Compensation, page 74

Compensation Discussion and Analysis, page 74

20.	Expand the second paragraph to clarify the extent to which Mr. Knudson participated in determining his own compensation in 2006.

Response: The Company has revised this disclosure to reflect that Mr. Knudson did not participate in determining his own compensation. Please see the revisions on pages 76 and 77 of the Amendment.

21.	We note that you state the new compensation committee “discharges the responsibilities of [your] board of directors,” but it also appears that the board makes the final decision- Please revise to clarify.

Response: The Company has revised this disclosure to clarify the duties of the Company’s compensation committee. Please see the revisions on page 76 of the Amendment.

Compensation Philosophy, page 74

22.	Please replace vague disclosure throughout this entire section with meaningful information that investors can use to evaluate the compensation program. For example, where you refer to “competitive compensation opportunities,” “financial success,” “personal performance,” “overall company performance,” “individual performance,” “market factors,” “performance objectives,” and “significant percentage” please disclose with specificity how you define those terms. In the appropriate location in the disclosure, expand to describe the individual goals that are considered in making compensation decisions. Please see instruction 3 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission

July 6, 2007

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 76 of the Amendment.

Compensation Determination Process and Components, page 74

23.

We note the reference to compensation surveys in the last paragraph on page 74. Please identify the surveys you used and their components, including component companies. Clarify whether you benchmark base salaries to the 50th percentile or to a salary range. Also, while it appears that you benchmark with regard to base salaries, explain how you determined that your “overall salary structure” is generally at the mid-point compared to the benchmark companies. Please ex plain how you determined the other companies’ overall salary structures. See Item 402(b) (2) (xiv) of Regulation S-K.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 77 of the Amendment.

24.	Expand to discuss the “specific short-term goals” upon which you base cash bonus compensation.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 77 of the Amendment.

25.	We note the CEO does not make an “initial” recommendation on his own compensation. Expand to describe what input he had on his own compensation for 2006. Clarify whether the CEO participates in any way, other than in making compensation recommendations for the other executive officers.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 77 of the Amendment.

Base Salary page 75

26.	We note your disclosure about how annual salaries are set to be “market competitive” after reviewing each individual’s “experience” and “performance” for the prior year. Please describe specifically how these factors were used to make compensation decisions during the applicable periods. Also, please explain the reasons why the board decided to implement a four percent across the board salary increase for 2007. See Item 402(b)(2)(ix) of Regulation S-K.

Securities and Exchange Commission

July 6, 2007

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 78 of the Amendment.

Annual Cash Incentives, page 75

27.	Identify the “certain milestones” regarding the clinical trial that applied as performance objectives for 2006.

Response: The Company has revised this disclosure to reflect that the milestones were enrolling the target number of subjects in the clinical trial and performing related post-implementation follow-up. Please see the revisions on page 78.

28.	Explain what factors the board considered in determining the percentages that would apply if described objectives were met.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 78 of the Amendment.

29.	Explain in more detail the performance objectives and financial budgetary goals established for 2007 that will be considered in determining annual cash incentive compensation. Clarify how annual cash incentives will be determined if some, but not all, corporate performance objectives are met.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 79 of the Amendment.

Long-Term Incentive Awards, page 87

30.	Please explain how you determined the amounts of stock options to be granted to your executive officers. Please describe the elements of “individual experience, contributions and achievements” that are taken into account in granting these options. Your revised disclosure also should clarify the reasons for the relative size of the grants among the officers. See Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on pages 79 and 80 of the Amendment.

31.	Please clarify whether the CEO makes recommendations for the number of stock option he is granted. We note your disclosure at the end of the second full paragraph on page 75 regarding not making an “initial” recommendation on its own compensation. See Item 402(b)(2)(xv) of Regulation S-K.

Securities and Exchange Commission

July 6, 2007

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 80 of the Amendment.

Principal Stockholders, page 90

32.	Please identify the individuals with beneficial ownership over the shares held by each of the entities described in the table.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on pages 94 and 95 of the Amendment.

Related Party Transactions, page 93

33.	With regard to the convertible note offering on page 95 and the bridge loan financing on page 96, please disclose the number of shares of preferred stock that was issued to each of the related parties.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on pages 99 and 101, respectively.

Additional Security Issuances, page 97

34.	Please describe the services Dr. Harrison performed to permit continued vesting.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 101 of the Amendment.

Consulting Agreements, page 97

35.	Please file as exhibits the agreements described in this section.

Response: We note the Staff’s comment and have filed as exhibits the agreements described in this section, except with respect to VDI, which was terminated effective June 30, 2007.

36.	Please describe the services performed by VDI. Disclose any services or payments for 2007.

Securities and Exchange Commission

July 6, 2007

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 101 of the Amendment.

37.	Please describe the services provided by Mr. Griffin to the company.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 102 of the Amendment.

38.	Please quantify the payments made under the sublease agreement. Also, we note there are other payments made to Restore for services as described in Note 15 on page 58. Please describe and quantify those payments here.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 102 of the Amendment.

39.	Please provide the disclosure requested by Item 404(b).

Response: We note the Staff’s comment and have revised the prospectus to provide the disclosure requested by Item 404(b). Please see the revisions on page 102 of the Amendment.

Financial Statements, page F-1

40.	Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. All amendments should contain a currently dated accountant’s consent.

Response: We note the Staff’s comment and the Company will update going forward as necessary in accordance with Rule 3-12 of Regulation S-X. With the filing of the current amendment, the financial statements included in the filing dated May 25, 2007 continue to be in compliance with Rule 3-12 of Regulation S-X. The Company has also obtained and included an updated consent from our independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm, page F-2

41.	Please ensure you provide a signed opinion in all future amendments.

Response: Included with the filing of the Amendment is a signed opinion from our independent registered public accounting firm dated May 21, 2007.

Securities and Exchange Commission

July 6, 2007

42.	Please confirm that the period from inception through December 31, 2006 has been audited by your independent registered accounting firm. Auditor association with the cumulative data is required on an annual basis as long as a registrant is in the development stage.

Response: We hereby confirm that Deloitte & Touche LLP, our independent registered public accounting firm, has audited the Company’s financial statements for the period from December 19, 2002 (inception) through December 31, 2006. They will continue association with the cumulative data while the Company is in the development stage as defined by Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.

Note 1. Formation and Business of the Company, page F-16

43.	Revise to disclose if EnteroMedics Europe is a wholly-owned subsidiary and therefore consolidated. If not, disclose the percentage ownership and your accounting.

Response: EnteroMedics Europe Sárl (EnteroMedics Europe) is a wholly owned subsidiary of EnteroMedics Inc. and is therefore consolidated. Paragraph 3 of Note 1 to the consolidated financial statements, page F-16, has been updated to include the words “wholly owned subsidiary”. Under the subheading Principles of Consolidation of Note 2 to the consolidated financial statements, page F-16, the Company describes its consolidation of EnteroMedics Europe.

Note 2. Summary of Significant Accounting Policies, page F-16

Unaudited Pro Forma Presentation, page F-17

44.	We note that the pro forma balance sheet data presented as of March 31, 2007 does not include 1,875,000 shares issued to the Mayo Foundation. Please reconcile this with your disclosure on page pages 5 and 7 where you include the issuance of the shares to the Mayo Foundation- it does not appear your pro forma adjustments are consistent. Please explain.

Response: We note the Staff’s comment. The pro forma balance sheet data presented as of March 31, 2007 does not include the impact of issuing 1,875,000 shares to the Mayo Foundation upon the effective date of the initial public offering. The Company recognizes that this is not consistent with the presentation on pages 5 and 7 of the original filing. Although the event is factually supportable, the price at which the shares would be issued is not currently determinable. Therefore, the transaction whereby the Company would record an expense with an adjustment to additional paid-in capital has been excluded for pro forma presentation purposes in the consolidated financial statements. While the Company continues to exclude the issuance of the shares to the Mayo Foundation in its pro forma balance sheet presentation on page F-3, Note 2 to the

Securities and Exchange Commission

July 6, 2007

consolidated financial statements, page F-17 under the subheading Unaudited Pro Forma Presentation, has been updated to provide a discussion on how the issuance of the shares will be recorded by the Company. Upon determination of pricing an adjustment will be made to the pro forma presentation to include the effects of the issuance of these shares.

Cash and Cash Equivalents, page F-18

45.	We note your disclosure that in the event of default under the terms of your notes payable agreements the lender has the right to enforce account control agreements and restrict access to your cash and investment accounts. You refer to Note 6, where you discuss that all of your loans are collateralized by a first security priority lien and that the company was in compliance with all covenants related to the notes payable at March 31, 2007 and December 31, 2006. Please revise your disclosure to specifically discuss all events of default as defined in the notes payable agreements. Please also explain the account control agreements and he note holders’ ability to restrict access to your cash and investment accounts.

Response: We note the Staff’s comment. The Company has not incurred any events of default under the provisions of the notes payable agreements. Note 6 to the consolidated financial statements, page F-27, has been revised to reflect this statement and has also been updated to include a discussion of the lenders ability to restrict access to our cash and investment accounts.

Stock-Based Compensation, page F-20

46.	We note that you refer to the pro forma impact of stock option grants prior to the adoption of SFAS 123R under the “provisions of the minimum value method.” If true, under paragraph 85 of SFAS 123R, when you used the minimum value method for pro forma disclosure for pro forma disclosure purposes under SFAS 123 you should not continue to provide those pro forma disclosures for outstanding awards after adopting SFAS 123R. Please revise or advise.

Response: We note the Staff’s comment. Prior to the adoption of Statement of Financial Accounting Standards No. 123R (SFAS 123R), Share-Based Payment, the Company used the minimum value method for pro forma disclosure purposes as described in Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. In accordance with Paragraph 85 of SFAS 123R, the Company is no longer required to provide those pro forma disclosures and has therefore revised Note 2 to the consolidated financial statements, page F-20 under the subheading Stock-Based Compensation, to exclude the pro forma impact of stock option grants issued to employees prior to the adoption of SFAS 123R.

Securities and Exchange Commission

July 6, 2007

Net Loss Per Share, page F-21

47.	Please revise the filing to provide a reconciliation of how you computed the basic earnings per share from continuing operations for the three months ended March 31, 2007. We noted your discussion of your convertible participating preferred stock on page F-30. Tell us more about your participating securities and how you have considered EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, in computing basic earnings per share.

Response: We note the Staff’s comment. As disclosed in Note 2 to the consolidated financial statements, pages F-21 and F-22, basic earnings per share is calculated based on average outstanding common shares. There are no other reconciling items to compute basic earnings per share.

The Company has considered EITF 03-6 relating to our participating preferred stock. The two-class method requires companies to allocate distributed earnings, as well as undistributed earnings, to common shareholders and participating security holders. The Company has not declared any dividends since inception. Further, the Company has been in a net loss position since inception. Based on the contractual rights and obligations of the participating securities, the securities do not require the holder to fund the losses of the Company and there is not a mandatory redemption amount or a contractual principal amount that is reduced as a result of losses incurred by the Company. Accordingly, in accordance with paragraph 19 of EITF 03-6, the convertible participating securities are not included in the computation of basic earnings per share.

Note 9, Series C Convertible Preferred Stock Financing, page F-30

48.	We note that you have issued Series A, B and C convertible preferred stock and warrants.

•

Please revise the filing to clearly disclose all the material terms of the convertible preferred stock and warrants, including but not limited to, the conditions under which the company or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which the company or the holder may redeem the stock, and the dividend rates and any adjustments thereto. Likewise, please clearly describe the material terms of all related agreements, such as registration rights agreements and guarantee agreements.

•

Describe clearly how you have accounted for the Series A, B and C convertible preferred stock, including any related discounts, any beneficial conversion features pursuant to EITF 98-5 or any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19.

•	Provide a similar discussion of your accounting for the warrants.

Response: We note the Staff’s comment. Statement of Financial Accounting Standards No. 129 and FSP FASB129-1 require that material terms related to convertible securities be disclosed in the financial statements in order for the user of the financial statements to be able to evaluate the impact of the conversion of such securities. The disclosures should include conditions under which the holder may convert to common shares, the conversion rate, any conditions under which the company or the holder can redeem the

Securities and Exchange Commission

July 6, 2007

stock, the dividend rates, and the manner of settlement upon conversion. We believe that all of the required information was properly disclosed in Notes 6, 8, 9, 11, and 14 to the audited consolidated financial statements except for the aggregate number of shares of common stock that the warrants are convertible into if exercised and converted, and registration rights of the holders. Therefore, we have added additional disclosure to Note 11 of the consolidated financial statements, page F-32, regarding Registration Rights and Note 14 of the consolidated financial statements, page F-38, regarding the aggregate number of common shares that would be issued if all warrants were exercised and converted to common stock.

The Series A, B and C convertible preferred stock are all convertible into common stock at ratios of $0.4657, $0.4333, and $0.8893 per share, respectively. All issuance costs were offset against the proceeds and netted in additional paid-in capital without any subsequent accretion because there are no redemption provisions for any of the preferred shares. The company did not record any beneficial conversion feature pursuant to EITF 98-5 and EITF 00-27 because after allocation of any proceeds between the shares of preferred stock and detachable warrants, if any, there was not any beneficial conversion feature due to the fair value of the common stock being substantially less than the effective conversion prices of Series A, B and C convertible preferred stock, as the term “effective conversion price” is defined in EITF 00-27.

The Company also evaluated the preferred stocks for any embedded derivatives that needed to be bifurcated and accounted for separately in accordance with SFAS 133 and EITF 00-19 noting none. The embedded conversion features were not deemed to be a derivative because the host instrument is considered an equity host as it does not contain any features which would make the host more akin to a debt host, i.e., the preferred shares do not contain any redemption features. Rather, the preferred shares (without the embedded conversion feature) are considered perpetual which is more akin to equity. As such the feature allowing for conversion to another equity instrument is considered clearly and closely related to the host and would not require bifurcation.

The Series A and B warrants are accounted for as permanent equity. The warrants are indexed to, and potentially settled in, the stock of the Company (which is classified within permanent equity). The Company has evaluated the warrants under the Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Based on that evaluation, the warrants are not within the scope of SFAS 150. Further, although the warrants meet the definition of a derivative, they meet the scope exception in paragraph 11(a) of SFAS 133 and all of the conditions to be classified as permanent equity within EITF 00-19. In addition, there are no embedded derivatives within the warrant agreements that require bifurcation.

As discussed in Note 9 to the consolidated financial statements, the Series C warrants do not meet the scope exception in paragraph 11(a) of SFAS 133 and all of the conditions to be classified as permanent equity within EITF 00-19 as there were insufficient shares authorized. Accordingly, these warrants are accounted for in accordance with SFAS 133 as a liability with changes in fair value recognized in earnings.

Securities and Exchange Commission

July 6, 2007

Note 11. Convertible Participating Preferred Stock, page F-30

49.	We note that all classes of your preferred stock are mandatorily convertible upon a qualified initial public offering whereby the public offering price is not less than $2.64 per share and results in gross proceeds to the company of at least $30 million in the aggregate. It appears that if your offering price per share is not at least $2.64 per share and the offering does not raise at least $30 million, the pro forma adjustment will not be accurate. Please advise.

Response: We note the Staff’s comment. As disclosed in Note 11 to the consolidated financial statements on pages F-31 and F-32, all classes of the Company’s preferred stock are mandatorily convertible upon a qualified initial public offering whereby the public offering price is not less than $2.64 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) and results in gross proceeds to the company of at least $30 million in the aggregate after deducting underwriting commissions and discounts. In completing the pro forma balance sheet, the Company assumed a 1:1 conversion of all issued and outstanding shares of preferred stock into common stock subject to anti-dilution provisions. This was determined to be appropriate as the Company is amending the certificate of incorporation in conjunction with the initial public offering to provide for a lower threshold for the public offering price and the fact that an initial public offering raising less than $30 million would not be undertaken by the Company. The Company has added to the disclosure in Note 2 to the consolidated financial statements, page F-17 under the subheading Unaudited Pro Forma Presentation, that the pro forma amounts disclosed assume a public offering price greater than $2.64 per share and gross proceeds to the Company of at least $30 million in the aggregate.

50.	We note that your Series A, B, and C convertible preferred stock automatically convert if the date specified by written consent or agreement of the holders of at least sixty-three percent (63%) of the then outstanding shares of Series C Preferred Stock and Series B Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Please provide us with your analysis regarding the classification of the Series A, B and C shares as permanent equity. Please refer to EITF Topic D-98.

Response: Emerging Issues Task Force (EITF) Topic D-98 refers to Rule 5-02.28 of Regulation S-X which requires that securities with the following characteristics be classified outside of permanent equity: (1) it is redeemable at a fixed or determinable price on a fixed or determinable date or dates, whether by operation of a sinking fund or other; (2) it is redeemable at the option of the holder; or (3) it has conditions for redemption which are not solely within the control of the issuer, such as stocks which must be redeemed out of future earnings. If the securities do not have any of these characteristics, they are classified as non-redeemable preferred stock and treated as permanent equity. EITF D-98 also provides several examples in which classification as permanent equity is or is not appropriate.

The Company’s Series A, Series B and Series C preferred stock are all convertible into common stock, but no series are redeemable, puttable, or callable in any circumstances. In addition, the conversion rights do not have any cash settlement features. As such, we believe that the Company has properly classified all of its preferred stock as permanent equity.

Securities and Exchange Commission

July 6, 2007

Note 13. Stock Options, page F-33

51.	Provide us with an itemized chronological schedule detailing each issuance of your ordinary shares, stock options, preferred stock and warrants by the company or principal stockholder since April 2006 through the date of your response. Include the following information for each issuance or grant date:

a.	Number of shares issued or issuable in the grant

b.	Purchase price or exercise price per share

c.	Any restriction or vesting terms

d.	Management’s fair value per share estimate

e.	How management determined the fair value estimate

f.	Identity of the recipient and relationship to the company

g.	Nature and terms of any concurrent transactions with the recipient

h.	Amount of any recorded compensation element and accounting literature relied upon

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s). We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response: We note the Staff’s comment and have provided below a detailed chronological discussion of each issuance of our ordinary shares, stock options, preferred stock and warrants since April 2006 through the date of the amended filing. Further, we have expanded our disclosures as recommended in paragraphs 179—182 of the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We refer you to the addition within Note 13 to the consolidated financial statements, page F-34, and the expanded discussion within the Adoption of SFAS No. 123R subsection of Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 37 and 38 of the amended filing.

Stock Option Grant Summary

All of the options to purchase common stock were granted at the then current estimated fair value of the Company’s common stock, as determined by its board of directors at the time of each grant, taking into consideration the factors noted below. Since inception, the Company’s board of directors has been comprised of a majority of non-officer directors, all of whom have experience with companies in the life sciences and/or medical device and technology industries and also have experience in the valuation of early stage, privately held companies. The Company believes that the composition of the board of directors resulted in an unbiased view of the stock value and produced a reasonable estimate of the fair value of the common stock. In the absence of a public trading market, in accordance with paragraph 3 of the AICPA Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Guide”), the board of directors used the “best estimate” method and considered numerous objective and subjective factors to determine the fair value at each option grant date, including the factors described below:

•	the option grants involved illiquid securities in a private company;

•	the options to acquire common stock upon exercise were subject to vesting;

•

the prices of the Company’s outstanding preferred stock (the “Preferred Stock”) issued by the Company primarily to outside investors in arms-length transactions, and the rights, preferences and privileges of the Preferred Stock over the common stock;

•	the Company’s performance and the status of research and product development efforts;

•

the Company’s stage of development and business strategy, including the status and timing of its clinical trials, its application for an investigational device exemption with the Food and Drug Administration, and the likelihood and timing of commencing its US pivotal clinical trial;

•	the composition and changes in the Company’s management team, including the need to recruit additional members of management; and

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these securities, such as an initial public offering or a sale of the Company, given prevailing market conditions.

The board of directors specifically took into account the following provisions of the Preferred Stock in determining the fair value of the common stock at the time of the option grants:

•

upon liquidation or sale of the Company, the holders of outstanding preferred stock are entitled to receive, in preference to any distribution of assets to holders of common stock, an amount equal to the applicable original issue price plus all declared and unpaid dividends per share on the preferred stock; as of April 20, 2006 the aggregate liquidation preference of the outstanding preferred stock was approximately $19.0 million and at July 6, 2006, the aggregate liquidation preference of the outstanding preferred stock was approximately $64.2 million;

•

the conversion and anti-dilution provisions of the Preferred Stock and the fact that the Preferred Stock will not automatically convert into common stock unless the aggregate offering proceeds in the initial public offering are at least $30.0 million and the offering price is at least $2.64 per share (which amount will be adjusted for the proposed reverse split);

•

the non-cumulative nature of the Series A, B and C Preferred Stock dividends, with annual dividends of 8% of the applicable original issuance price, when and if declared, per share prior to the payment of any other dividends; and

•	the voting power of the holders of Preferred Stock relative to holders of common stock.

April 20, 2006

On April 20, 2006, the board of directors approved common stock option grants to employees and nonemployees totaling 2,120,700 shares and 72,000 shares, respectively. All of the options granted were issued with an exercise price of $0.05 per share. Of the 2,120,700 options granted to employees, 1,770,850 shares were issued with the Company’s standard vesting terms (25% vesting on the 1st anniversary of the employees hire date for new employees or the grant date for subsequent issuances and then 1/36th per month for the remaining 3 years), 130,450 called for immediate vesting and 219,400 vest 1/36th per month. The 72,000 options granted to a nonemployee were issued with 25% vesting immediately and the remainder vesting 1/9th per month for the remaining 9 months.

The board of directors determined that the fair value of the Company’s common stock was $0.05 per share on April 20, 2006, which is what the Company then utilized to calculate the stock-based compensation expense under the guidance of SFAS 123R and EITF 96-18. In determining the appropriateness of the fair value of the Company’s common stock at that time, the board of directors considered several factors, including the most recent round of financing, the Company’s life cycle, results of research and development and financial projections.

Securities and Exchange Commission

July 6, 2007

Prior to the granting of the stock options in April 2006, the Company’s most recent round of financing, 10,962,383 shares of Series B stock for $0.4333 per share, or total gross proceeds of $4,750,001, closed on December 12, 2005. In conjunction with the December 12, 2005 funding, the Company issued convertible notes payable, to Series B stockholders and some officers of the Company, with an original aggregate face amount of $5,250,003, which were subsequently converted into Series C convertible preferred stock as further discussed below in the events of July 6, 2006. The Company also issued 1,550,000 common stock warrants to various Series B stockholders at a price of $0.01 per share. The warrants were issued with an exercise price of $0.05 and a 5 year term.

In addition to the recent financing, the board of directors also considered various nonfinancial factors. The most significant was the fact that the Company had just recently completed its pre-clinical studies and was only beginning human clinical studies outside the United States. While the pre-clinical results were promising, the Company had yet to determine how the device and therapy would work in humans. On February 3, 2006, the Company successfully completed its first human implant; however, by April 20, 2006 the board of directors did not believe there was sufficient data to determine whether the implanted device was going to be safe or show signs of effectiveness in humans. As of April 20, 2006, given the liquidation preferences of the Series A and Series B Preferred Stock, in order for the holders of options to realize any gain on the shares of common stock acquired upon exercise of their options, the net proceeds from the sale of the Company would have to have been at least $19.0 million. The prospect of a public financing or a sale of the Company was deemed to be remote as a result of the Company’s stage of development. Moreover, the Company’s available cash and cash equivalents at March 31, 2006 was only $8.8 million. As such, the board concluded that the value of the common stock was $0.05 per share given the significant risks still facing the Company with the first human implants just recently underway.

Subsequent to the Company’s decision to proceed with an IPO, discussed below in the events of February 6, 2007, the Company obtained an independent valuation from Gemini Valuation Services, LLC (Gemini). Given the above identified financial and nonfinancial facts and circumstances, Gemini confirmed that valuing the Company’s common stock on April 20, 2006 at $0.05 was reasonable. See further discussion of Gemini within the events of July 6, 2006.

July 6, 2006

On July 6, 2006, the Company closed the Series C convertible preferred stock financing. The Company sold 44,782,416 shares of Series C stock for $0.8893 per share, or total gross proceeds of $39,825,003. In addition, $5,250,003 of convertible notes payable principal and $131,013 of accrued interest payable were converted into 6,050,839 shares of Series C stock. The Company’s ability to raise financing at an increased value was primarily the result of having sufficient data from human clinical studies that showed promising signs of both safety and efficacy of the device and therapy. On June 30, 2006, the Company had at least four months of data on 11 subjects.

The Company also issued 1,343,472 Series C warrants to the private placement underwriter. The fair value of the warrants was determined to be $735,438 and was recorded as a financing cost. The fair value of the warrants was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 55%, dividend rate of 0%, risk-free interest rate of 5.18%, and the maximum seven-year warrant life. The fair value of the warrants was recorded in additional paid-in capital.

Securities and Exchange Commission

July 6, 2007

With the close of a new round of financing, the board of directors concluded that it would be appropriate to obtain an independent third-party valuation of the Company’s common stock for future issuances of common stock options. As such, the Company retained the services of Gemini Valuation Services, LLC (Gemini), an unrelated valuation specialist. Using a probability-weighted expected return methodology outlined by the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, Gemini concluded that the fair value of the Company’s common stock on July 6, 2006 was $0.21 per share. With the close of a private placement, the most likely scenario was continuing to stay private or to a lesser extent an acquisition, with only a 20% probability of completing an IPO, which would not be completed in less than one year.

September 2006

During September 2006, the board of directors approved common stock option grants to employees and nonemployees on two different occasions totaling 2,004,950 shares (1,004,950 shares on September 14, 2006 and 1,000,000 shares on September 29, 2006) and 500,000 shares on September 29, 2006, respectively. All of the options granted were issued with an exercise price of $0.21 per share and with the Company’s standard vesting terms (25% vesting on the 1st anniversary of the employees hire date for new employees or the grant date for subsequent issuances and then 1/36th per month for the remaining 3 years).

The board of directors determined that the fair value of our common stock was $0.21 per share on both September 14, 2006 and September 29, 2006, which is what the Company then utilized to calculate the stock-based compensation expense under the guidance of SFAS 123R and EITF 96-18. In determining the appropriateness of the fair value of our common stock at that time, the board of directors considered all of the factors identified above, including the independent valuation completed by Gemini as of July 6, 2006, the Company’s life cycle, results of research and development, financial projections and the liquidation preference associated with the outstanding preferred stock. The board concluded that the valuation completed by Gemini accurately represented the Company’s fair value in September 2006 as there were no events that occurred between July 6, 2006 and the date on which the options were granted that would significantly change the value of the Company or the likelihood of the various exit strategies. While the Company continued to monitor results of human clinical studies being conducted outside the United States, we were still almost five months removed from an IDE application being submitted in the United States. With the IDE application not yet underway and the lengthy PMA approval process, the Company continued to be several years away from commercialization of a product. With the recent close of a private placement and being several years from commercialization, the most likely scenario continued to be staying private or to a lesser extent an acquisition, with only a 20% probability of completing an IPO, which would not be completed in less than one year. Moreover, given the liquidation preference associated with the outstanding preferred stock, a sale of the Company for net proceeds of less than $64.2 million would result in no value to the common stockholders.

December 7, 2006

On December 7, 2006, the board of directors approved common stock option grants to employees totaling 459,100 shares. All of the options granted were issued with an exercise price of $0.21 per share. 454,100 shares were issued with the Company’s standard vesting terms (25% vesting on the 1st anniversary of the employees hire date for new employees or the grant date for subsequent issuances and then 1/36th per month for the remaining 3 years) and 5,000 shares called for immediate vesting.

Securities and Exchange Commission

July 6, 2007

The board of directors determined that the fair value of our common stock continued to be $0.21 per share on December 7, 2006, which is what the Company then utilized to calculate the stock-based compensation expense under the guidance of SFAS 123R. In determining the appropriateness of the fair value of our common stock at that time, the board of directors considered several factors, including the independent valuation completed by Gemini as of July 6, 2006, the Company’s life cycle, results of research and development and financial projections. The board concluded that the valuation completed by Gemini accurately represented the Company’s fair value on December 7, 2006 as there were no events that occurred between July 6, 2006 and the date on which the options were granted that would significantly change the value of the Company or the likelihood of the various exit strategies. While the Company continued to monitor results of human clinical studies being conducted outside the United States, the Company was still almost three months removed from an IDE application being submitted in the United States. With the IDE application not yet underway and the lengthy PMA approval process, the Company continued to be several years away from commercialization of a product. With the recent close of a private placement and being several years from commercialization, the most likely scenario continued to be staying private or to a lesser extent an acquisition, with only a 20% probability of completing an IPO, which would not be completed in less than one year. Moreover, given the liquidation preference associated with the outstanding preferred stock, a sale of the Company for net proceeds of less than $64.2 million would result in no value to the common stockholders.

December 11, 2006

On December 11, 2006, the Company sold an additional 1,124,480 shares of Series C stock for $0.8893 per share, or total gross proceeds of $1,000,000 to Bobby I. Griffin, who became a member of the board of directors in September 2006. The board concluded that the price of $0.8893 continued to be an appropriate price for a share of Series C stock, which was consistent with the original issuance of Series C stock on July 6, 2006.

February 6, 2007

On February 6, 2007, the board of directors approved common stock option grants to employees and nonemployees totaling 3,729,800 shares and 50,000 shares, respectively. All of the options granted were issued with an exercise price of $0.57 per share. The employee options were granted with the Company’s standard vesting terms (25% vesting on the 1st anniversary of the employees hire date for new employees or the grant date for subsequent issuances and then 1/36th per month for the remaining 3 years). Of the 50,000 options granted to nonemployees, 20,000 were granted with immediate vesting while 30,000 were subject to milestone vesting associated with the first human implant of a Maestro RC device.

The board of directors determined that the fair value of the Company’s common stock was $0.57 per share on February 6, 2007, which is what the Company then utilized to calculate the stock-based compensation expense under the guidance of SFAS 123R and EITF 96-18. In determining the appropriateness of the fair value of the Company’s common stock at that time, the board of directors considered several factors, including an independent valuation completed by Gemini as of January 31, 2007. While the first generation RF device (RF1) had shown promising results, the Company developed improvements in the product and began implanting the second generation RF device (RF2) in humans outside the United States during November 2006 with only four implants having been completed by the end of the month. The results of the improvements started to become evident in early 2007 as implants of the RF2 device continued. The progress made in the human clinical trials between December 7, 2006 and February 6, 2007 and the fact that the Company was close to submitting an IDE to get approval to begin a clinical trial in the United States (submitted on February 13, 2007), increased the value of the common stock. Moreover, management began to have initial discussions with underwriters regarding a potential IPO. However, the combined liquidation preference of the outstanding preferred stock was $65.2 million, and any sale of the Company for less than that would result in no value to the common stockholders. As a result, the board of directors concluded that the fair value of the common stock was $0.57.

Securities and Exchange Commission

July 6, 2007

Company Management periodically entertained discussions with many potential financing organizations including investment banking firms during late 2006 and early 2007. On February 6, 2007, the Company’s board of directors directed Executive Management to consider alternatives for continued capitalization of the Company to meet requirements for the development, testing, clinical trials, and commercialization of the Maestro™ System. During February 2007, Executive Management met with and explored many alternatives for funding. Between February 19, 2007 and March 2, 2007, there were numerous discussions with multiple underwriting organizations to consider the possibility of an IPO. An agreement was reached and approved with the current underwriters to proceed with the IPO process on March 2, 2007.

March 30, 2007

On March 30, 2007, the board of directors approved common stock option grants to employees and nonemployees totaling 730,500 shares and 30,000 shares, respectively. All of the options granted were issued with an exercise price of $0.57 per share. The employee options were granted with the Company’s standard vesting terms (25% vesting on the 1st anniversary of the employees hire date for new employees or the grant date for subsequent issuances and then 1/36th per month for the remaining 3 years). The 30,000 shares granted to nonemployees were subject to milestone vesting associated with an IDE supplement submission to include the Maestro RC device.

The board of directors determined that the fair value of the Company’s common stock was $0.57 per share on March 30, 2007, which is what the Company then utilized to calculate the stock-based compensation expense under the guidance of SFAS 123R and EITF 96-18. In determining the appropriateness of the fair value of the Company’s common stock at that time, the board of directors considered several factors, including an independent valuation completed by Gemini as of February 28, 2007 and the fact that the Company had received a conditional IDE approval on March 14, 2007 to begin a clinical trial in the United States. While the value of the Company had increased between January 31, 2007 and February 28, 2007, the price per fully diluted share remained consistent with January 31, 2007 as a result of the board of directors approving an increase of 6,000,000 shares in the option pool during the February 6, 2007 board meeting. The Company did not receive an unconditional IDE approval until June 22, 2007.

April 27, 2007

On April 27, 2007, the board of directors approved common stock option grants to employees totaling 835,000 shares. All of the options granted were issued with an exercise price of $0.82 per share. Of the 835,000 employee options granted, 335,000 were granted with the Company’s standard vesting terms (25% vesting on the 1st anniversary of the employees hire date for new employees or the grant date for subsequent issuances and then 1/36th per month for the remaining 3 years) and 500,000 were issued with 25% vesting immediately and the remainder vesting 1/36th per month for 3 years.

The board of directors determined that the fair value of the Company’s common stock was $0.82 per share on April 27, 2007, which is what the Company then utilized to calculate the stock-based compensation expense under the guidance of SFAS 123R and EITF 96-18. In determining the appropriateness of the fair value of the Company’s common stock at that time, the board of directors considered several factors, including an independent valuation completed by Gemini as of April 30, 2007 and the fact that the Company had received a conditional IDE approval on March 14, 2007 to begin a clinical trial in the United States. The Company did not receive an unconditional IDE approval until June 22, 2007.

Securities and Exchange Commission

July 6, 2007

May 17, 2007

On May 17, 2007 the Company entered into a $15.0 million debt facility. The initial commitment under the debt facility is for $10.0 million and allows for two $5.0 million draw periods, the first of which was required upon closing and the second of which is available through August 31, 2007. Upon close of the initial commitment, the Company issued 618,462 Series C stock warrants with an exercise price of $0.8893 per share, an expiration date of August 31, 2014 and a preferred stock value of $1.28 per share. The Company entered into a growth capital loan on May 22, 2007 with a face amount of $5.0 million payable in 29 equal principal and interest installments beginning December 1, 2007 through April 1, 2010 with a final payment of $343,050 on May 1, 2010 at an annual percentage rate of 10.25%. Interest only payments for the first six months of the loan are at an annual percentage rate of 12.48%. In conjunction with the funding of the growth capital loan, the Company issued detachable warrants to acquire 309,231 shares of Series C stock at an exercise price of $0.8893 per share, an expiration date of August 31, 2014 and a preferred stock value of $1.30 per share.

The additional $5.0 million available to the Company under the terms of the debt facility is subject to the Company closing a next round of financing and would be available to be drawn on by the Company through 2008. The Company is not required to pay any additional equity consideration for this portion of the facility unless it is utilized.

May 21, 2007

On May 21, 2007, the board of directors approved common stock option grants to employees totaling 1,250,000 shares. All of the options granted were issued with an exercise price of $0.93 per share. The employee options were granted with 25% vesting immediately, 25% vesting on the 1st anniversary of the grant date and then 1/36th vesting each month for the remaining 3 years.

The board of directors determined that the fair value of the Company’s common stock was $0.93 per share on May 21, 2007, which is what the Company then utilized to calculate the stock-based compensation expense under the guidance of SFAS 123R and EITF 96-18. In determining the appropriateness of the fair value of the Company’s common stock at that time, the board of directors considered several factors, including an independent valuation completed by Gemini as of May 21, 2007 and the fact that the Company had not yet received an unconditional IDE approval to begin a clinical trial in the United States. The Company did not receive an unconditional IDE approval until June 22, 2007.

Note 15. Related Party-Transactions, page F-38

52.	We note on page 97, that you entered into a consulting agreement with Bobby Griffin, a member of your board of directors. Pursuant to this consulting agreement, Mr. Griffin received a one-time option grant to purchase 500,000 shares of common stock at $0.21 per share. Please tell us and revise to disclose this agreement and your method of accounting. Refer to the guidance in SFAS 57.

Response: We note the Staff’s comment. As described on page 102 of the Amendment, the Company entered into a consulting agreement with Bobby I. Griffin, a member of the Board of Directors. The consulting agreement provides for Mr. Griffin to receive compensation, in the form of an option to purchase common stock for services provided. Pursuant to this consulting agreement, Mr. Griffin received a one-time option grant to purchase 500,000 shares of common stock at $0.21 per share that vest 25% on the first anniversary of the date the consulting agreement was entered into and 1/36th per month each month thereafter for 36 months. The Company is accounting for this

Securities and Exchange Commission

July 6, 2007

transaction under the guidance of Emerging Issues Task Force Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. The Company has revised Note 15 to the consolidated financial statements, page F-39, to include a discussion of this transaction.

53.	We note you entered into a research and license agreement with the Mayo Foundation. Please revise to disclose in greater detail the significant terms and accounting policies related to this agreement. Specifically:

•	Revise to disclose the royalty terms and rates under the agreement, including the per product percentage and minimum amount which we would commence upon your first sale.

•	Clarify in your disclosures what year the annual retainer payments of $250,000 started.

•

Tell us more about the issuances of shares to the Mayo Foundation. We noted that you recorded the cost associated with the 2,000,000 shares that were issued in 2005 over a five-year term. However, it appears you plan to recognize the cost associated with the issuance of the 1,875,000 shares immediately upon an IPO. Please explain the varying terms. In your discussion please also tell us about the other circumstances upon which you would be required to issue the shares, including FDA approvals, and patent issuances, and how the cost of the shares would be recognized if these activities trigger the issuance of the 1,875,000 shares. We may have further comment.

Response: We note the Staff’s comment. As discussed, the Company entered into a research and license agreement with the Mayo Foundation. Per the terms of the agreement, the Company is obligated to pay the Mayo Foundation, contingent upon the occurrence of certain future events, earned royalty payments, including a minimum annual royalty as defined by the agreement, for the commercial sale of products developed and patented by the Mayo Foundation, jointly patented by the Company and the Mayo Foundation, or a product where the Mayo Foundation provided know-how as defined by the agreement. If no products are patented, the minimum royalty is not due. While we have licensed-in four obesity-related patent applications from Mayo Clinic, none of these patents cover medical technology relating to our VBLOC technology and we believe that no royalties will be payable to Mayo in connection with the sale of our product. We also note that the royalty rates and terms are the subject of a confidential treatment request dated May 25, 2007. In light of this, we respectfully feel that it would not be appropriate to disclose the royalty terms and rates under the agreement. The Mayo Foundation also receives an annual $250,000 retainer fee which commenced in 2005 and continues through January 2009. The annual retainer fee paid to the Mayo Foundation is recorded on the statement of operations as research and development expense. Note 16 to the consolidated financial statements has been revised to reflect the above mentioned details.

In addition to the fee structure above, and as disclosed in Note 16 to the consolidated financial statements, the agreement with the Mayo Foundation called for the Company to issue 2,000,000 shares of common stock to the Mayo Foundation upon execution of the agreement in 2005. As a result of issuing the common stock grant, the Company recorded $100,000 as deferred compensation, and is amortizing it over the term of the five-year agreement.

Securities and Exchange Commission

July 6, 2007

Per the agreement, these shares were provided as partial consideration for Mayo patents and future patents and the obesity group know-how; however, per the agreement if there is a breach in contract by the Mayo Foundation, they are not required to return all or any portion of these shares. Accordingly, these shares represent a nonforfeitable “up-front” payment. In accordance with EITF 98-5, footnote 5, and EITF 00-18, the measurement date for these awards is the date that the parties enter into the contract.

EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Service, notes that the services should be recorded in the same periods and in the same manner (capital versus expense) as if the Company had paid cash for these services. Although the 2,000,000 shares are non-refundable, deferral of and amortization of expense is reasonable as the payment was for services to be received over future periods until such a point in which the Company believes it is probable that Mayo or the Company will terminate the agreement. The amortization on a straight line basis was determined to be appropriate as it is a reasonable estimation of how the services will be received. This is further supported by the tentative consensus in EITF 07-03 which states that nonrefundable advance payments for future research and development activities should be deferred and capitalized.

The agreement also provides for the Company to accelerate issuance of the total 1,875,000 shares of common stock in the event of an initial public offering regardless of whether the conditions precedent to such issuance have been achieved or satisfied.

EnteroMedics may also be obligated to issue up to 1,875,000 shares of common stock as consideration if the Company completes an initial public offering, if future Mayo patents are issued or if the FDA approves a product patented by Mayo or jointly patented by the Mayo and EnteroMedics.

As the issuance of the above shares is contingent upon the occurrence of specific future events that may or may not occur, and are nonforfeitable once they have been issued, the Company’s position is to record the expense in the period in which the conditions are satisfied as a one-time expense as these are not considered a nonrefundable advance payment for future research and development activities as described in EITF 03-07. A successful IPO will give rise to the immediate acceleration of the shares of common stock; however, these shares should not be accounted for until a liquidation event or an IPO is probable of occurrence. There are no liquidation events probable of occurrence and an IPO is not considered to be probable of occurrence until the IPO is effective. Therefore, no compensation cost would be recognized until an IPO occurs.

Securities and Exchange Commission

July 6, 2007

Exhibits

54.	We note your reference to an application for confidential treatment. We will review and provide any comments related to your request separately. Comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

Response: We note the Staff’s comment and understand that all comments must be resolved before we may obtain acceleration of the effective date of our registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible forth accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests accelerate on of the effective date of the pending registration statement, it should furnish a letter, at tie time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Securities and Exchange Commission

July 6, 2007

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Very truly yours,

/s/ Kenneth L. Cutler